770 South Post Oak Lane, Suite 405
Houston, Texas 77056

November 13, 2012
Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Attention:    Mr. H. Roger Schwall
Mr. Kevin Dougherty
Mr. Timothy S. Levenberg
RE:    Registration Statement on Form S-4
File No. 333-184491

Messrs. Schwall, Dougherty and Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Well Services, LLC (the “Company”), respectfully requests that the registration statement on Form S-4, File No. 333-184491 (the “Registration Statement”), be declared effective at 4:00 PM, Washington, D.C. time, on November 13, 2012, or as soon as practicable thereafter.
In connection with this request, the Company acknowledges that: (1) should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (3) the Company may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
U.S. Well Services, LLC

/s/ Brian Stewart

Brian Stewart
President and Chief Executive Officer